Filed by Xcyte Therapies, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Cyclacel Limited

Registration Statement No. on Form S-4: 333-131225

The following is a press release issued by Xcyte Therapies, Inc. on February 9, 2006.

Contact:	Robert Kirkman, MD
Acting President and CEO
Xcyte Therapies, Inc.
(206) 262-6219

XCYTE THERAPIES, INC. TO MAIL PROXY FOR PROPOSED TRANSACTION AND ASSET

SALE; NASDAQ GRANTS LISTING CONTINUATION

Seattle, WA - February 9, 2006 - Xcyte Therapies, Inc. (“Xcyte”, the “Company”) (Nasdaq: XCYT; XCYTP) announced today that it intends to commence mailing to the Company’s stockholders on or about February 10, 2006, a proxy statement/prospectus in connection with the Company’s planned acquisition of all of the capital stock of Cyclacel Limited., a wholly-owned subsidiary of Cyclacel Group plc, a privately held biotechnology company based in the United Kingdom, and the sale of its T cell expansion technology to Invitrogen Corporation. Xcyte will convene a special meeting of holders of its common stock on March 16, 2006, at 9:00 a.m. Pacific Standard Time at 701 Fifth Avenue, Suite 5100, Seattle, Washington. Holders of the common stock at the close of business on February 3, 2006, the record date for the meeting, will be eligible to vote at the meeting.

At the meeting, stockholders will be asked to approve: (1) the issuance of Xcyte common stock in connection with the purchase of Cyclacel Limited; (2) the sale of Xcyte’s T cell expansion technology known as the “Xcellerate Process”, including intellectual property, know-how, agreements and other assets, to Invitrogen Corporation; (3) a new equity incentive plan to provide for equity incentive awards to officers, employees and directors of Xcyte after completion of the purchase of Cyclacel Limited; and (4) amendments to Xcyte’s certificate of incorporation, including a reverse stock split of Xcyte’s common stock. If all of the proposals are approved, Xcyte anticipates that the purchase of Cyclacel Limited and the asset sale to Invitrogen Corporation will close prior to March 31, 2006. Upon closure of the transactions, Xcyte will be renamed Cyclacel Pharmaceuticals, Inc.

Xcyte also announced that on February 7, 2006 the Nasdaq Listing Qualifications Panel granted Xcyte’s request for continued listing on The Nasdaq National Market, subject to certain conditions, including the announcement of the consummation of the acquisition of Cyclacel Limited and Nasdaq’s approval of a new listing application by Xcyte pursuant to Nasdaq’s “reverse merger” rules on or before April 12, 2006.

“We are pleased that Nasdaq has granted our request for continued listing,” said Robert L. Kirkman, M.D., Acting President and Chief Executive Officer of Xcyte Therapies. “We are excited about bringing our plans for Xcyte’s future to fruition, and we are optimistic that the resulting combined company will be a significant opportunity for Xcyte’s stockholders.”

Additional Information

Xcyte has filed an Amended S-4 registration statement that contains a proxy statement/prospectus with the Securities and Exchange Commission. STOCKHOLDERS OF XCYTE AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY ADDITIONAL AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS) REGARDING THE PROPOSED TRANSACTIONS. Xcyte’s stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Xcyte and Cyclacel, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Xcyte Therapies, Inc., 1124 Columbia Street, Suite 130, Seattle, WA 98104 Seattle, WA, Attention: Investor Relations, Telephone: (206) 262-6200.

Participants in the Solicitation

Xcyte and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Xcyte in connection with the proposed transactions. Information regarding the special interests of these directors and executive officers in the transactions is included in the proxy statement/prospectus of Xcyte referred to above. Additional information regarding the directors and executive officers of Xcyte is also included in Xcyte’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2005. These documents are available free of charge at the SEC’s web site (http://www.sec.gov) and from Investor Relations at Xcyte at the address described above. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Risk Factors

This news release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the timing or completion of the proposed transactions, the continued listing of the Company’s securities on The Nasdaq National Market and the approval of proposals by the Company’s stockholders. Factors that may cause actual results to differ materially include the risk that Xcyte and Cyclacel may not complete the proposed transaction, the risk that Xcyte and Invitrogen may not complete the proposed asset sale, and the risk that stockholders of either Xcyte or Cyclacel may not approve the proposed transaction. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. The transaction is subject to customary closing conditions, including approval of Xcyte’s stockholders. These factors and others are more fully discussed in Xcyte’s periodic reports and other filings with the SEC.

Xcyte®, Xcellerate™ and Xcyte Therapies™ are trademarks of Xcyte Therapies, Inc.